UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 9, 2025, WANG & LEE GROUP, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Investors”), pursuant to which the Investors will purchase, subject to certain closing conditions, senior convertible notes (the “Notes”) in the aggregate amount equal to US$8,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares (the “Ordinary Shares”), no par value per share (the “Offering”), for net proceeds of approximately US$3,570,000. The Notes have a conversion price of 85% of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date (the “Conversion Price”). The Notes are due and payable 9 months from the date of closing (the “Maturity Date”). The Investors may extend the Maturity Date on one occasion for up to an additional 6 months in their sole discretion. At any time before the Maturity Date, the Investors may convert the Principal under the Notes at their option for Ordinary Shares at the Conversion Price. No public market currently exists for the Notes, and the Company does not intend to apply to list the Notes on any securities exchange or for quotation on any inter-dealer quotation system. The Purchase Agreement and Notes contain customary events of default, indemnification obligations of the Company and other obligations and rights of the parties. The Conversion Price is subject to anti-dilution provisions to reflect stock dividends and splits, and future securities offerings at lower prices with certain exceptions.

The Notes will be offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-281859) previously filed with the SEC and prospectus supplements thereunder.

The foregoing description of the Purchase Agreement and the Notes is not complete and is qualified in its entirety by reference to the full text of such agreement, copies of which is filed herewith as Exhibit 10.1 and Exhibit 4.1, respectively, to this Report on Form 6-K and is incorporated herein by reference. In addition, the Company is filing, as exhibit hereto, an opinion of counsel of Maples and Calder.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Form 6-K (including the documents attached as exhibits hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3 initially filed on August 30, 2024 (Registration Statement No. 333-281859).

Exhibit Index

Exhibit No.	Description
4.1	Form of Senior Convertible Note dated as of June 9, 2025
5.1	Legal Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement dated as of June 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer